Exhibit 12.1

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) before income taxes	$132	$1,029	$534	$109	$98
Fixed Charges	95	103	104	66	25
Income (loss) as adjusted	227	1,132	638	175	123
Fixed charges:
Interest expense	92	99	100	63	23
Portion of rents representative of the interest factor	3	4	4	3	2
Total fixed charges	$95	$103	$104	$66	$25
Ratio of consolidated earnings to fixed charges	2.4	11.0	6.1	2.7	4.9